Exhibit (a)(8)

EMAIL COMMUNICATION REPORTING RESULTS TO TENDERING

OPTION HOLDERS

Dear Option Holder:

On behalf of Threshold Pharmaceuticals, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Options”) granted under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”) for new options the Company will grant under the Plan (the “Replacement Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s Offer to Exchange dated August 25, 2006 (the “Offer of Exchange”).

The Offer expired at 5:00 p.m., pacific time, on [                        ], 2006. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Current Options tendered to it for a total of [            ] shares of Common Stock and canceled all such Options.

The Company has accepted for exchange and canceled the Current Options tendered by you as set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you have the right to receive a Replacement Option under the Plan for an equal number of shares of Common Stock, as adjusted for any stock splits, stock dividends and similar events. The terms and conditions of the Replacement Option are described in the Offer and include the following:

•	The per share exercise price under each Replacement Option will equal the closing sales price of the Common Stock on the NASDAQ Global Market (formerly, the “NASDAQ National Market”) on the date the Company grants the Replacement Option;

•	Each Replacement Option will be entirely unvested on the Grant Date. Each Replacement Option will vest pro-rata on each monthly anniversary of the Grant Date such that the Replacement Option will become fully vested as of the same date the Current Option would have become fully vested had it not been exchanged; and

•	Otherwise, each Replacement Option will have the same term as the Current Option that it is replacing.

In accordance with the terms of the Offer, the Company will grant you Replacement Options on or about [                        ], 2006. As described in the Offer to Exchange, you will be receiving a new option agreement in connection with your Replacement Options.

If you have any questions about your rights in connection with the grant of a Replacement Option, please contact Threshold’s Chief Operating Officer, Michael S. Ostrach, by telephone at (650) 474-8200 or by email at mostrach@thresholdpharm.com.

Attachment A

A	B	C	C	D	E
Date of Option Grant	Exercise Price of Option	Number of Tendered Option Shares Subject to Option Grant	Option Number	Accepted For Exchange	Not Accepted For Exchange

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